MEMORANDUM
TO:	DeCarlo McLaren Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President, Legal and Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 6, 2020
SUBJECT:
Response to an additional comment to the registration statement filed on Form N-1A on December 16, 2019 (the “Registration Statement”) for JNL Series Trust (the “Registrant”)
File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) additional comment to the Registration Statement that the Registrant received via telephone on February 5, 2020.

The comment is set forth below in italics, with the response immediately following.

1.
Please consider whether disclosure should be added regarding possible conflicts of interest and/or the impact of foreign tax treaties in connection with a Fund’s status as either a regulated investment company or a partnership.

RESPONSE:   The Registrant will add the following disclosure in the section titled “Partnership Funds” in the Statement of Additional Information.  The Registrant notes that substantially similar disclosure is included in the Notes to Financials in the Funds’ shareholder report.

Partnership Funds may not be eligible for beneficial withholding rates, available to Regulated Investment Company Funds, in certain foreign jurisdictions. JNAM has agreed to reimburse the Partnership Funds for an amount equal to the additional tax withheld. These amounts are included in Foreign taxes withheld on the Statements of Operations. The Partnership Funds could also experience delays in receipt of tax reclaim payments due to their partnership status, as compared to the timing experienced by Regulated Investment Company Funds. JNAM has agreed to contribute to the Partnership Funds an amount equal to the outstanding tax reclaims, within the timeframe the Partnership Funds would have received payment under Regulated Investment Company status. The Partnership Funds will then reimburse JNAM once the reclaim payments are received from the foreign tax authorities. Amounts paid to the Partnership Funds by JNAM due to delayed tax reclaim receipts are included in Payable to affiliates on the Statements of Assets and Liabilities.

The Registrant understands that it is responsible for the accuracy or inaccuracy of its Registration Statement notwithstanding any action or inaction on the part of the Commission Staff.

It is the Registrant’s intention to respond fully to the Commission Staff’s comment, and the Registrant believes that the response described above does so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File